Page 1 of 11

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 3)*

                         UNIVERSAL ELECTRONICS INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 913483 10 3
                            --------------------
                               (CUSIP Number)

                              December 19, 1999
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  913483 10 3                                           Page 2 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     U.S. Equity Investment L.P. (EIN # 65-0153975)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (See Instructions)                                          (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY           11,400
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                11,400
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,400
_____________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________



                                SCHEDULE 13G

CUSIP No.  913483 10 3                                           Page 3 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mission Partners, L.P. (EIN# 33-0569956)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           141,700

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           141,700
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     141,700
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.1% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  913483 10 3                                           Page 4 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Liberty Nominees Limited (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Zealand
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           32,500

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           32,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.5% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  913483 10 3                                           Page 5 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Horizon Offshore, Ltd. (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)
                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           24,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           24,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.4% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (Se Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  913483 10 3                                           Page 6 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     MCM Associates Ltd. Money Purchase Plan
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           2,500

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.0% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     EP
_____________________________________________________________________________


                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 7 of 11

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mayfair Capital Fund, L.P. (EIN# 13-4024777)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           123,950

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           123,950
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     123,950
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.8% (based on 6,731,463 shares outstanding at September 30, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________


                                SCHEDULE 13G

CUSIP No. 913483 10 3                                            Page 8 of 11

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is Universal Electronics Inc., a Delaware corporation ("UE").

          (b) The principal executive offices of UE are located at 6101 Gateway Drive, Cypress, CA 90630.

Item 2.   Identity, Address, Citizenship, Title of Class of
          Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Amendment No. 3 to Schedule 13G ("Statement") is filed by Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon"), MCM Associates Ltd. Money Purchase Plan ("MPP"), Mayfair Capital Fund, L.P. ("Mayfair") and U.S. Equity Investment L.P. ("Equity") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mission is a Delaware limited partnership. MCM Associates, Ltd., a Delaware corporation ("MCM"), is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Geoffrey Nixon ("Nixon") is the sole officer, director and shareholder of MCM. Nixon's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Nixon is a citizen of the Country of New Zealand. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty is a private New Zealand company. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of UE Common Stock (as defined below). Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. Horizon is a private Cayman Islands investment corporation. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mayfair is a Delaware limited partnership. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole manager and principal member of LLC. The other member of the LLC is Nixon's wife. Equity is a Delaware limited liability company. Equity's principal address is 1001 North Highway 1, Suite #800, Jupiter, Florida 33477. Equity has established an account over which MCM has sole investment discretion. It is this account over which MCM has purchased the shares of UE Common Stock. MPP's principal business address is 11 West 42nd Street, 19th Floor, New York, New York 10036. MPP is a New York retirement plan for the benefit of Nixon. Nixon has investment discretion over the investment decisions of MPP.

Item 2(d), (e)

This Statement relates to the Common Stock, $.01 per value per share (the "UE Common Stock") of UE. The CUSIP number for the UE Common Stock is 913483 10 3.

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 9 of 11

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

          Not Applicable

Item 4    Ownership

Item 4(a), (b)

          MCM owns 2,500 shares of UE Common Stock, representing 0.04% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). Mission owns 141,700 shares of UE Common Stock, representing 2.11% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). Liberty owns 32,500 shares of UE Commons Stock, representing 0.48% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). Horizon owns 24,000 shares of UE Common Stock, representing 0.36% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). Equity owns 11,400 shares of UE Common Stock representing 0.17% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). Mayfair owns 123,950 shares of UE Common Stock representing 1.84% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999). The Group, in the aggregate, owns 336,050 shares of UE Common Stock representing 4.992% of UE's issued and outstanding shares (based on 6,731,463 shares outstanding at September 30, 1999).

Item 4(c)

          Each Member is the sole beneficial owner of the securities identified in subsection (a) above. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the UE Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty and Equity, has sole voting and dispositive power over the shares of UE Common Stock owned by Liberty. MCM as the sole investment manager of Horizion, has sole voting and dispositive power over the shares of UE Common Stock owned by Horizon. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the UE Common Stock owned by Mayfair. Nixon, as the trustee of MPP, has the sole voting and dispositive power over the UE Common Stock owned by MPP.

Item 5.   Ownership of Five Percent or Less of a Class

          As of December 19, 1999, the Group owned less that 5% of the UE Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                          Page 10 of 11

Item 9.   Notice of Dissolution of Group

          Not Applicable


Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                                SCHEDULE 13G

CUSIP No.  828395 10 3                                          Page 11 of 11

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2000

                                   /s/ Geoffrey Nixon
                                   -----------------------------------------
                                   GEOFFREY NIXON

                                   MISSION PARTNERS, L.P.
                                   By: MCM Associates, Ltd., General Partner

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------------
                                        Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMITED
                                   By: MCM Associates, Ltd., Investment
                                        Manager

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------------
                                        Geoffrey Nixon, President


                                   HORIZON OFFSHORE, LTD.

                                   By: /s/ Geoffrey Nixon
                                       -------------------------------------
                                        Geoffrey Nixon, Director


                                   U.S EQUITY INVESTMENT L.P.
                                   By: MCM Associates, Ltd., Investment
                                        Manager

                                   By: /s/ Geoffrey Nixon
                                       -------------------------------------
                                        Geoffrey Nixon, President


                                   MAYFAIR CAPITAL FUND, L.P.
                                   By: MCM Capital Management, LLC,
                                         General Partner

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------------
                                        Geoffrey Nixon, Manager


                                   MCM ASSOCIATES LTD. MONEY PURCHASE PLAN


                                   By: /s/ Geoffrey Nixon
                                        -------------------------------------
                                        Geoffrey Nixon, President